

Mail Stop 3030

August 25, 2015

Via E-Mail
Patricia H. McCall
Director
Pavonia Limited
c/o Avago Technologies Limited
1 Yishun Avenue 7
Singapore 768923

      Re: **Pavonia Limited**
              Registration Statement on Form S-4
              Filed July 29, 2015
              File No. 333-205938

Dear Ms. McCall:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Revise to briefly explain the purpose you intend to achieve for the Avago and Broadcom stockholders in structuring the transaction consideration as you have. For example, if practicable, disclose the ownership allocation, regulatory or tax treatment or other goal you intend to achieve, and describe how offering different types of consideration aids in achieving the goal.

Q: What are the proposed transactions?, page 1

2.   Please revise to clarify the purpose of the structure of the proposed transactions, including the order in which the mergers will occur, the reasons for multiple mergers involving Broadcom and use of different tiers of subsidiaries of Holdco to effect those mergers.

Q: What percentage of the issued Holdco Ordinary Shares . . .? page 2

3.   Describe briefly how the assumed percentages could change if the assumptions underlying them are not true.

Q: What will Broadcom shareholders receive in the Broadcom Merger?, page 4

4.   Please revise to clarify the reasons for the different forms of consideration offered to Broadcom shareholders, use of proration and restrictions applicable to restricted exchangeable units.

Restricted Exchangeable Units, page 29

5.   Clarify whether the requesting holder or Holdco LP would be required to pay for any expenses associated with obtaining the opinions and assurances required prior to an exchange of units in the first three years following the transaction.

Post-Transactions Governance, page 33

6.   We note the disclosure regarding who will serve as directors of Holdco. Please file the consents required by Rule 438 of Regulation C.

The IRS may not agree . . ., page 63

7.   Please clarify why you believe the Section 7874 Percentage will be "significantly less than 60%" considering your disclosure that the ratio of ownership will be approximately 33%.

Background of the Transactions, page 78

8.   We note the disclosure on page 83 regarding the financial presentation provided by J.P. Morgan on April 21, 2015. Please revise to provide the disclosure required by Item 4(b) to Form S-4 and file the report, opinion or appraisal as an exhibit, as required by Item 21(c) to Form S-4, or summarize it in the prospectus. Please also provide us with copies of any board books prepared by the financial advisors and related to the transaction.

9. Your disclosure on page 84 suggests that the option to elect restricted LP units resulted in part to achieve the goal of allowing any Broadcom holder "to receive securities of the surviving corporation in a tax-free exchange." Provide additional details around how you determined that this feature was of unique significance to Broadcom holders specifically or would be particularly desirable in light of this particular transaction.

10. Please revise to clarify the need for the separate opinion from Evercore to the Special Committee given that opinion excludes a portion of the consideration offered in the transaction.

Dissenters' Rights for Broadcom Shareholders, page 150

11. Your disclosure may not be qualified by statutes. Please revise the second paragraph accordingly.

Material U.S. Federal Income Tax Considerations, page 160

12. If the tax disclosure you provided in this section and on pages 63-66 is the opinion of counsel, please revise to state so directly and to name counsel who provided the opinions. See Section III.B.2 of Staff Legal Bulletin No. 19.

13. We note the repeated uses of the words "if," "should," and "may" in discussing the material tax consequences. If counsel is unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for counsel's inability to opine and discuss the possible alternatives and risks to investors. If, however, counsel is able to opine on the material tax consequences, but its opinion is subject to uncertainty, counsel may issue a "should" or "more likely than not" opinion to reflect that uncertainty. In such cases, counsel should explain in its opinion why it cannot provide a "will" opinion and the degree of uncertainty. The registrant should provide clear disclosure regarding the risks of the uncertain tax treatment to investors. See Sections III.C.1 and 3 of Staff Legal Bulletin No. 19. Please revise accordingly.

Conditions to Completion of the Transactions, page 213

14. Please expand the second bullet to discuss the purpose and effects of the last clause of Section 7.1(b) of the Merger Agreement. Include in your response the "foreign Antitrust laws" referenced in that section that may not be disregarded.

Unaudited Pro Forma Condensed Combined Financial Information, page 222

Note 1. Basis of Presentation, page 228

15.   Please explain to us the meaning of your reference in the fourth paragraph on page 228 of the results of the Flash Business and the Axxia Business being accounted for as discounted operations.

Note 3. Calculation of Broadcom Merger Consideration and Preliminary…. page, 230

16.   Reference is made to footnote (3) on page 231. Please revise your disclosure to show how you determined the estimated cash consideration for the settlement of approximately 13 million vested Broadcom stock options and 4 million restricted stock units.

Preliminary Purchase Price Allocation, page 231

17.   We note that your determination of identifiable intangible assets and related amortization is based upon management's estimates after consideration of similar transactions. Please further explain how these estimates were determined and how they are consistent with the guidance in Rule 11-02(b)(6) of Regulation S-X.

Note 5. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 237

18.   We note your disclosure in Note 5(f) on page 237 that no income tax effect has been provided for the pro forma adjustments since it is anticipated that the adjustments will be in not-taxable entities. Please explain your basis for the pro forma combined effective tax rate that is presented.

Description of Restricted Exchangeable Units, page 261

19.   Please advise us of the company's intent to comply with Exchange Act Rules 13e-4 and 14e-5 with respect to holders' exercise of their Exchange Right.

Exhibits

20.   Please file as exhibits the agreements related to the financing of this transaction, as discussed in your disclosure beginning on page 157, such as the Debt Commitment Letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Christopher Kaufman, Esq.—Latham & Watkins LLP